冠軍科技集團
CHAMPION TECHNOLOGY

For Immediate Release

Champion Technology Reports Interim Profit of HK$148 Million, Up 39%

Hong Kong (23 March 2004) - Champion Technology Holdings Limited (SEHK: 092) announced today that the unaudited Group profit attributable to shareholders for the six months ended 31 December 2003 amounted to HK$148 million, an increase of 39% as compared with the previous year. Turnover was HK$974 million. Earnings per share were HK20.2 cents.

Commenting on the result, Champion Technology Chairman Paul Kan said that the Group had benefited from an improved operating environment and a more conducive investment environment after a difficult period marked by SARS and the war in the Middle East.

The directors have declared an interim dividend of HK1.6 cents per share (2002: HK1.6 cents). Shareholders will have the option of receiving the dividend in cash or in the form of new shares in the Company.

Mr Kan was encouraged by the recurrent strong demand for the Group's communications solutions. As a result of continued investment in product development, the Group has made good progress in strengthening its leadership position in providing customized communications solutions for niche markets.

The Group's profit was helped by lower depreciation and amortisation allowances of HK$117 million (2002: HK$241 million) due to the reorganisation of some of its business activities, positive contribution from its investments in IT projects, as well as lower finance costs of HK$11 million (2002: HK$14 million).

The Group's financial position has been further enhanced by an issue of convertible bonds and a private share placement during the period under review, which together have raised approximately HK$231 million for the Group. Post interim period, in February 2004, the Company completed a further share placement to independent investors, which raised approximately HK$226 million. The new money has helped to reduce the Group's reliance on borrowing for its working capital requirements, and position it favourably to capitalize on new and emerging opportunities arising from CEPA and the continuing growth of the Chinese market.

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CHAMPION TECHNOLOGY HOLDINGS LIMITED
冠軍科技集團有限公司
www.championtechnology.com
3/F Kantone Centre, 1 Ning Foo Street, Chai Wan, Hong Kong Tel (852) 2897 1111 Fax (852) 2558 3333
香港柴灣寧富街一號看通中心三字樓 電話 (852) 2897 1111 傳真 (852) 2558 3333

"I'm bullish about the prospects and the operating environment in China in the coming years," said Paul Kan. "The new leadership has demonstrated very strong abilities to consolidate China's position as a leading world economy, and they are also implementing effective measures to avoid its domestic economy from overheating. For Champion to be able to seize the enormous and exciting business opportunities, we'll continue to pursue investment activities in technology projects, and we'll also continue to forge strategic alliances and co-operation with industry leaders and international technology partners."

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About Champion Technology (stock code 092)

Champion Technology (www.champion**technology**.com) is the holding company of a communications software group of companies, with subsidiaries specializing in wireless technologies formed in 1930s, and software development established in 1987. Capitalising on its wireless transmission and information software experience, the Group has successfully integrated different communications technologies into a comprehensive range of solutions and services. The Group's solutions include software-enhanced wireless messaging, radio products and systems, as well as networking and Internet access products for consumers, network operators, and commercial, government and industrial customers.

In recognition of the potential of the digital economy and digital convergence, the Group has in recent years been focusing on a number of fundamental Internet solutions, especially in the arena of wireless Internet, covering the aspects of speed, capacity of access, security and authentication, digital content creation, and e-commerce. The Group's objective is to build on its global and regional presence to promote its e-services, especially in China.

The Group has a global presence in more than 50 countries through a network of regional offices and distributors, and it includes 3 Hong Kong listed companies and a former London listed company. Champion Technology Holdings Limited has a primary listing on The Stock Exchange of Hong Kong Limited.

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Champion Technology Holdings Limited (Listed on the Hong Kong Stock Exchange in August 1992)
Ten-Year Financial Summary

(In HK$'000)	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
					Year ended 30 June					
Turnover	1,851,848	1,633,388	1,510,779	1,457,181	1,393,682	1,276,561	1,157,481	1,025,187	766,436	553,229
Operating Profit (before other operating items)	367,550	205,313	296,272	436,035	303,533	292,972	292,533	261,203	207,806	181,600
Net Profit for the year*	191,247	133,040	249,403	303,855	185,552	180,200	270,819	246,383	200,390	180,317
Dividends	27,604	23,379	16,286	25,389	13,868	8,338	312,531	54,690	42,436	64,430
EBITDA*	669,887	563,171	632,993	596,344	492,029	415,744	505,826	415,326	317,602	238,160

Turnover and net profit for 6 months ended 31 December 2003 were HK$973,683,000 and HK$147,975,000 respectively.

* Comparative figures for 2002 and 2001 have been restated as described in the Company's Annual Report for the financial year ended 30 June 2003.

Please direct your enquiries to:
Champion Technology Holdings Limited
Corporate and Public Affairs Division
Tel: 28969320 Fax: 25583111
*Email: ir@champion**technology**.com*
*Web Site: http://www.champion**technology**.com*

看通集團有限公司
KANTONE HOLDINGS LIMITED
6TH FLOOR
KANTONE CENTRE
1 NING FOO STREET
CHAI WAN, HONG KONG
TEL: (852) 2896-6663
FAX: (852) 2896-3610

MAR 26 AM 7:21

For Immediate Release

Kantone Reports Interim Profit of HK$55.3 Million, Up 65%

Hong Kong (23 March 2004) - Kantone Holdings Limited (Kantone) (SEHK:1059) today announced that the unaudited Group profit attributable to shareholders for the six months ended 31 December 2003 amounted to HK$55.3 million, an increase of 65% as compared with the previous year. Turnover was HK$463 million, an increase of 16%. Earnings per share were HK2.49 cents.

The directors have declared an interim dividend of HK0.6 cents per share (2002: nil). Shareholders will have the option of receiving the dividend in cash or in the form of new shares in the Company. This is the Company's first interim dividend since its listing in 1997.

According to Paul Kan, Kantone's Chairman, "I'm very pleased with the results. The global telecommunications industry has shown signs of recovery after several years of stagnant to no growth. Amidst an improved operating environment and a more conducive investment sentiment, Kantone has reported satisfactory performance in all of its business activities."

The Group's operating margins continue to improve. Net profit was also helped by lower depreciation and amortisation allowances of HK$51.8 million (2002: HK$57.4 million) due to the reorganization of some of its business activities, positive contribution from its investments in IT projects, as well as lower finance costs of HK$5.7 million (2002: HK$7.3 million) as a result of more favourable lending rates obtained.

Kantone continued to be the preferred supplier of mission critical communications services and equipment for the emergency and rescue services sectors. Its wireless messaging systems and integrated services have great potential in both commercial and government markets, due to the competitive advantages of reliability, cost effectiveness, wide coverage, and flexibility in integrating with new technologies and existing wireline infrastructure.

European sales remained steady. In the US, business was helped by changes in the local radio regulations, which require both existing and new networks to operate in the new specified narrowband radio spectrum. Kantone's wireless systems are targeted at the healthcare, retail, and hotel sectors, and prospects are particularly promising in the Veterans Administration (which owns a chain of hospitals in the U.S. dedicated to the veterans) which, by government regulations, must upgrade or replace all its hospital communications systems in the next several years with narrowband messaging.

Sales in China was in line with the Group's overall performance. SARS and bird flu had only a short-lived effect on the China market, and customer orders were quick to pick up towards the latter part of the period under review.

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According to Paul Kan, "Kantone will continue to strengthen its position in the niche markets of providing mission critical communications systems and solutions to the emergency services and public safety sectors, as well as enhancing its value-added services such as developing customized software for radio systems."

Paul Kan added, "CEPA has placed Hong Kong-based companies in a particularly favourable position to seize cross-border trade and investment opportunities. We are reviewing the opportunities provided and making plans on how best to capitalize on such an arrangement."

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About Kantone (stock code 1059)

Kantone (www.kantone.com) is a leading supplier of IT solutions and communications services with a global market presence in over 50 countries. Members of the Group have 50 years of unrivalled radio technology experience. As a front-runner in the digital communications arena, Kantone's mission is to be an outstanding supplier of innovative communications products and services that enable total mobility and round-the-clock connectivity in the Age of Digital Convergence.

Kantone is a subsidiary of communications software group Champion Technology Holdings Limited.

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Kantone Holdings Limited (Listed on the Hong Kong Stock Exchange in January 1997)
Eight-Year Financial Summary

(In HK$'000)	2003	2002	2001	2000	1999	1998	1997	1996
				Year ended 30 June				
Turnover	814,735	722,360	699,790	776,432	694,481	674,201	617,282	583,465
Operating Profit (before other operating items)	126,356	67,221	102,668	135,058	86,921	86,363	85,523	79,516
Net Profit/(Loss) for the year*	110,340	(2,578)	96,259	110,188	59,842	57,271	85,585	65,084
EBITDA*	236,089	91,332	166,674	162,962	122,444	103,838	130,048	113,149

Turnover and net profit for 6 months ended 31 December 2003 were HK$463,008,000 and HK$55,276,000 respectively.

* Comparative figures for 2002 and 2001 have been restated as described in the Company's Annual Report for the financial year ended 30 June 2003.

Please direct your enquiries to:
Corporate and Public Affairs Division
Tel: 2896-9320 Fax: 2558-3111
Email: ir@kantone.com
Web Site: http://www.kantone.com